Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2022 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on February 23, 2023

Guangzhou, China, February 23, 2023 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter and full year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Highlights

•

Total net revenues for the fourth quarter of 2022 were RMB31.8 billion (US$4.6 billion), as compared with RMB34.1 billion in the prior year period. Total net revenues for the full year of 2022 were RMB103.2 billion (US$15.0 billion), as compared with RMB117.1 billion in the prior year.

•

GMV[1] for the fourth quarter of 2022 was RMB54.4 billion, as compared with RMB57.0 billion in the prior year period. GMV for the full year of 2022 was RMB175.2 billion, as compared with RMB191.5 billion in the prior year.

•

Gross profit for the fourth quarter of 2022 increased by 2.8% year over year to RMB6.9 billion (US$1.0 billion) from RMB6.7 billion in the prior year period. Gross profit for the full year of 2022 was RMB21.6 billion (US$3.1 billion), as compared with RMB23.1 billion in the prior year.

•

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2022 increased by 57.9% year over year to RMB2.2 billion (US$323.9 million) from RMB1.4 billion in the prior year period. Net income attributable to Vipshop’s shareholders for the full year of 2022 increased by 34.6% year over year to RMB6.3 billion (US$913.2 million) from RMB4.7 billion in the prior year.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the fourth quarter of 2022 increased by 23.9% year over year to RMB2.2 billion (US$323.5 million) from RMB1.8 billion in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2022 increased by 13.7% year over year to RMB6.8 billion (US$991.3 million) from RMB6.0 billion in the prior year.

•

The number of active customers[3] for the fourth quarter of 2022 was 47.7 million, as compared with 49.2 million in the prior year period. The number of active customers for the full year of 2022 was 84.8 million, as compared with 93.9 million in the prior year.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.

•

Total orders[4] for the fourth quarter of 2022 increased to 218.5 million from 216.9 million in the prior year period. Total orders for the full year of 2022 were 739.5 million, as compared with 786.6 million in the prior year.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We had another quarter of strong earnings to finish off an extremely challenging year. Our business fundamentals are now stronger with the capabilities that we have built in merchandising, operations, and technologies in the past year. We have gained momentum with brand partners, securing a consistent flow of quality merchandise at exceptional values to our platform. We have won loyalty from customers, growing the high-value customer base all year long. And we have stepped up efforts in sustainability that benefits all stakeholders. Our sharp execution in 2022 gives us confidence as we look ahead for the post-pandemic opportunities. We believe that we are now in a healthier position than before to achieve both growth and profitability.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “We are pleased to deliver the most profitable quarter in the past two years as we continued with topline recovery. For the full year, we achieved record-high net income with solid margin expansion through consistent efforts to optimize operating efficiency. In addition, we remain committed to delivering value to our shareholders, with a total of US$952 million of ADSs repurchased under our share buyback programs throughout 2022. Looking ahead into 2023, we are confident about regaining growth while sustaining healthy profitability.”

Fourth Quarter 2022 Financial Results

REVENUES

Total net revenues for the fourth quarter of 2022 were RMB31.8 billion (US$4.6 billion), as compared with RMB34.1 billion in the prior year period, primarily attributable to short-term disruptions on economic activities from the surge of COVID-19 infections nationwide.

GROSS PROFIT

Gross profit for the fourth quarter of 2022 increased by 2.8% year over year to RMB6.9 billion (US$1.0 billion) from RMB6.7 billion in the prior year period. Gross margin for the fourth quarter of 2022 increased to 21.7% from 19.7% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the fourth quarter of 2022 decreased by 6.5% year over year to RMB4.6 billion (US$673.9 million) from RMB5.0 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2022 was 14.6%, which stayed flat as compared with the prior year period.

•

Fulfillment expenses for the fourth quarter of 2022 were RMB2.2 billion (US$312.8 million), which largely stayed flat as compared with the prior year period. As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2022 was 6.8%, as compared with 6.4% in the prior year period.

[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

•

Marketing expenses for the fourth quarter of 2022 decreased by 17.6% year over year to RMB944.1 million (US$136.9 million) from RMB1.1 billion in the prior year period. As a percentage of total net revenues, marketing expenses for the fourth quarter of 2022 decreased to 3.0% from 3.4% in the prior year period, primarily attributable to more prudent marketing strategy.

•

Technology and content expenses for the fourth quarter of 2022 decreased by 7.8% year over year to RMB408.5 million (US$59.2 million) from RMB443.0 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the fourth quarter of 2022 was 1.3%, which stayed flat as compared with the prior year period.

•

General and administrative expenses for the fourth quarter of 2022 decreased by 5.2% year over year to RMB1.1 billion (US$165.0 million), as compared with RMB1.2 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2022 was 3.6%, as compared with 3.5% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the fourth quarter of 2022 increased by 37.1% year over year to RMB2.5 billion (US$363.8 million), as compared with RMB1.8 billion in the prior year period. Operating margin for the fourth quarter of 2022 increased to 7.9% from 5.4% in the prior year period.

Non-GAAP income from operations5 for the fourth quarter of 2022, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 33.6% year over year to RMB2.8 billion (US$402.2 million) from RMB2.1 billion in the prior year period. Non-GAAP operating income margin6 for the fourth quarter of 2022 increased to 8.7% from 6.1% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2022 increased by 57.9% year over year to RMB2.2 billion (US$323.9 million) from RMB1.4 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the fourth quarter of 2022 increased to 7.0% from 4.1% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the fourth quarter of 2022 increased to RMB3.66 (US$0.53) from RMB2.07 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the fourth quarter of 2022, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments, increased by 23.9% year over year to RMB2.2 billion (US$323.5 million) from RMB1.8 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the fourth quarter of 2022 increased to 7.0% from 5.3% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the fourth quarter of 2022 increased to RMB3.65 (US$0.53) from RMB2.64 in the prior year period.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended December 31, 2022, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 610,448,180.

BALANCE SHEET AND CASH FLOW

As of December 31, 2022, the Company had cash and cash equivalents and restricted cash of RMB23.1 billion (US$3.3 billion) and short term investments of RMB1.6 billion (US$231.4 million).

For the quarter ended December 31, 2022, net cash generated from operating activities was RMB6.5 billion (US$946.1 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Dec 31, 2021 RMB’000	Dec 31, 2022 RMB’000	Dec 31, 2022 US$’000
Net cash generated from operating activities	6,873,191	6,525,597	946,123
Reconciling items:
Net impact from Internet financing activities[11]	(4,926)	243,833	35,352
Capital expenditures	(1,204,433)	(587,100)	(85,121)

Free cash inflow	5,663,832	6,182,330	896,354

Full Year 2022 Financial Results

Total net revenues for the full year of 2022 were RMB103.2 billion (US$15.0 billion), as compared with RMB117.1 billion in the prior year.

Gross profit for the full year of 2022 was RMB21.6 billion (US$3.1 billion), as compared with RMB23.1 billion in the prior year. Gross margin for the full year of 2022 increased to 21.0% from 19.7% in the prior year.

Income from operations for the full year of 2022 increased by 11.0% year over year to RMB6.2 billion (US$898.5 million) from RMB5.6 billion in the prior year. Operating margin for the full year increased to 6.0% from 4.8% in the prior year.

Non-GAAP income from operations for the full year of 2022, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 12.1% year over year to RMB7.4 billion (US$1.1 billion) from RMB6.6 billion in the prior year. Non-GAAP operating income margin for the full year of 2022 increased to 7.2% from 5.6% in the prior year.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Net income attributable to Vipshop’s shareholders for the full year of 2022 increased by 34.6% year over year to RMB6.3 billion (US$913.2 million) from RMB4.7 billion in the prior year. Net margin attributable to Vipshop’s shareholders for the full year of 2022 increased to 6.1% from 4.0% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2022 increased to RMB9.83 (US$1.43) from RMB6.75 in the prior year.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2022, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss(gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments, increased by 13.7% year over year to RMB6.8 billion (US$991.3 million) from RMB6.0 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders for the full year of 2022 increased to 6.6% from 5.1% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2022 increased to RMB10.67(US$1.55) from RMB8.67 in the prior year.

For the full year of 2022, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 640,786,520.

For the full year of 2022, net cash generated from operating activities was RMB10.5 billion (US$1.5 billion), and free cash flow, a non-GAAP measurement of liquidity, was as follows:

For the trailing twelve months ended

	Dec 31, 2021 RMB’000	Dec 31, 2022 RMB’000	Dec 31, 2022 US$’000
Net cash generated from operating activities	6,744,644	10,519,692	1,525,212
Reconciling items:
Net impact from Internet financing activities[11]	(89,546)	408,550	59,234
Capital expenditures	(3,578,645)	(3,102,589)	(449,833)

Free cash inflow	3,076,453	7,825,653	1,134,613

Share Repurchase Program

During the quarter ended December 31, 2022, the Company repurchased US$317.9 million of its ADSs under its current US$1 billion share repurchase program, which is effective through March 2024. As of December 31, 2022, the Company has an un-utilized amount of US$247.5 million under this program.

Business Outlook

For the first quarter of 2023, the Company expects its total net revenues to be between RMB25.2 billion and RMB26.5 billion, representing a year-over-year increase of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate on December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2022, or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, February 23, 2023 at 7:30 am U.S. Eastern Time, 8:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI6984a3247975465ba30e29f8757ef611

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/wo4ejch9. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com/.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions,and (vi) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions,and (vi) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Twelve Months Ended
	Dec 31,2021	Dec 31,2022	Dec 31,2022	Dec 31,2021	Dec 31,2022	Dec 31,2022
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Product revenues	32,276,319	29,914,304	4,337,166	111,256,902	97,250,078	14,099,936
Other revenues (1)	1,855,354	1,843,456	267,276	5,802,776	5,902,411	855,769

Total net revenues	34,131,673	31,757,760	4,604,442	117,059,678	103,152,489	14,955,705

Cost of revenues	(27,418,277)	(24,857,565)	(3,604,008)	(93,953,121)	(81,536,409)	(11,821,668)

Gross profit	6,713,396	6,900,195	1,000,434	23,106,557	21,616,080	3,134,037

Operating expenses:
Fulfillment expenses (2)	(2,183,570)	(2,157,586)	(312,821)	(7,652,504)	(7,247,210)	(1,050,747)
Marketing expenses	(1,145,834)	(944,051)	(136,875)	(5,089,213)	(2,831,316)	(410,502)
Technology and content expenses	(443,011)	(408,543)	(59,233)	(1,517,307)	(1,605,422)	(232,764)
General and administrative expenses	(1,200,449)	(1,137,858)	(164,974)	(4,189,690)	(4,459,518)	(646,569)

Total operating expenses	(4,972,864)	(4,648,038)	(673,903)	(18,448,714)	(16,143,466)	(2,340,582)

Other operating income	89,183	257,062	37,270	924,579	724,832	105,091

Income from operations	1,829,715	2,509,219	363,801	5,582,422	6,197,446	898,546
Investment gain and revaluation of investments	92,232	257,064	37,271	85,685	546,031	79,167
Impairment loss of investments	(217,046)	(34,347)	(4,980)	(414,780)	(93,904)	(13,615)
Interest expense	(4,899)	(4,311)	(625)	(14,461)	(24,258)	(3,517)
Interest income	194,870	198,255	28,744	671,461	764,018	110,772
Exchange (loss) gain	(34,451)	160,542	23,276	(37,052)	687,871	99,732

Income before income tax expense and share of (loss) income of equity method investees	1,860,421	3,086,422	447,487	5,873,275	8,077,204	1,171,085
Income tax expenses	(390,691)	(903,839)	(131,044)	(1,222,704)	(1,758,810)	(255,003)
Share of (loss) income of equity method investees	(47,023)	59,176	8,580	42,303	(6,559)	(951)

Net income	1,422,707	2,241,759	325,023	4,692,874	6,311,835	915,131
Net income attributable to non-controlling interests	(7,938)	(7,998)	(1,160)	(11,801)	(13,019)	(1,888)

Net income attributable to Vipshop’s shareholders	1,414,769	2,233,761	323,863	4,681,073	6,298,816	913,243

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,695,489	121,010,371	121,010,371	136,175,112	127,235,048	127,235,048
—Diluted	136,631,560	122,089,636	122,089,636	138,745,022	128,157,304	128,157,304
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	10.43	18.46	2.68	34.38	49.51	7.18
Net income attributable to Vipshop’s shareholders—Diluted	10.35	18.30	2.65	33.74	49.15	7.13
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	2.09	3.69	0.54	6.88	9.90	1.44
Net income attributable to Vipshop’s shareholders—Diluted	2.07	3.66	0.53	6.75	9.83	1.43

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(1)   Other revenues primarily
consist of product promotion
and online advertising
revenues, lease income
mainly earned from the Shan
Shan Outlets ,fees charged to
third-party merchants which
the Company provides
platform access for sales of
their products, revenue from
third-party logistics services,
loan facilitation service
income and membership fee
income.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB1.5 billion and RMB 1.5 billion in the three month periods ended December 31,2021 and December 31,2022, respectively.				(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB5.2 billion and RMB 5.1 billion in the twelve month periods ended December 31,2021 and December 31,2022, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(3)   Authorized share capital is
re-classified and
re-designated into Class A
ordinary shares and Class B
ordinary shares, with each
Class A ordinary share being
entitled to one vote and each
Class B ordinary share being
entitled to ten votes on all
matters that are subject to
shareholder vote.

	Three Months Ended			Twelve Months Ended
	Dec 31,2021	Dec 31,2022	Dec 31,2022	Dec 31,2021	Dec 31,2022	Dec 31,2022
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	18,867	16,913	2,452	88,985	74,063	10,738
Marketing expenses	2,571	4,489	651	26,834	14,630	2,121
Technology and content expenses	59,809	52,588	7,625	252,730	242,714	35,190
General and administrative expenses	165,469	191,191	27,720	641,464	876,174	127,033

Total	246,716	265,181	38,448	1,010,013	1,207,581	175,082

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	Dec 31,2021	Dec 31,2022	Dec 31,2022
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	16,297,410	21,938,653	3,180,806
Restricted cash	873,859	1,164,748	168,873
Short term investments	5,381,618	1,595,904	231,384
Accounts receivable, net	459,128	567,730	82,313
Amounts due from related parties,net	637,825	670,187	97,168
Other receivables and prepayments,net	2,326,866	2,280,449	330,634
Loan receivables,net	131	882	128
Inventories	6,865,108	5,515,880	799,727

Total current assets	32,841,945	33,734,433	4,891,033

NON-CURRENT ASSETS
Property and equipment, net	14,376,712	16,225,589	2,352,489
Deposits for property and equipment	382,121	296,717	43,020
Land use rights, net	6,612,165	7,638,506	1,107,479
Intangible assets, net	320,943	336,599	48,802
Investment in equity method investees	2,476,868	2,162,872	313,587
Other investments	2,482,911	2,660,305	385,709
Other long-term assets	296,366	91,762	13,304
Goodwill	589,165	755,213	109,496
Deferred tax assets, net	760,023	681,770	98,847
Operating lease right-of-use assets	1,148,322	891,744	129,291

Total non-current assets	29,445,596	31,741,077	4,602,024

TOTAL ASSETS	62,287,541	65,475,510	9,493,057

	Dec 31,2021	Dec 31,2022	Dec 31,2022
	RMB’000	RMB’000	USD’000
LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,975,184	2,687,438	389,642
Accounts payable	13,144,935	15,018,138	2,177,425
Advance from customers	1,828,781	1,737,424	251,903
Accrued expenses and other current liabilities	7,658,677	8,394,742	1,217,121
Amounts due to related parties	429,088	151,736	22,000
Deferred income	449,693	400,207	58,025
Operating lease liabilities	284,659	136,435	19,781

Total current liabilities	25,771,017	28,526,120	4,135,897

NON-CURRENT LIABILITIES
Deferred tax liability	437,202	573,734	83,184
Deferred income-non current	1,026,155	1,469,685	213,084
Operating lease liabilities	952,813	832,928	120,763
Other long term liabilities	272,038	—	—

Total non-current liabilities	2,688,208	2,876,347	417,031

TOTAL LIABILITIES	28,459,225	31,402,467	4,552,928

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized,122,975,885 and 124,060,090 shares issued,of which 120,232,895 and 101,621,330 shares were outstanding as of December 31,2021 and December 31,2022, respectively)	80	80	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2021 and December 31,2022, respectively)	11	11	2
Treasury shares,at cost(2,742,990 and 22,438,760 Class A shares as of December 31, 2021 and December 31,2022, respectively )	(1,927,719)	(8,352,511)	(1,211,000)
Additional paid-in capital	12,227,637	13,091,781	1,898,130
Retained earnings	22,421,488	28,720,304	4,164,053
Accumulated other comprehensive loss	(88,599)	(707,628)	(102,596)
Non-controlling interests	1,195,418	1,321,006	191,528

Total shareholders’ equity	33,828,316	34,073,043	4,940,129

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	62,287,541	65,475,510	9,493,057

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	Dec 31,2021	Dec 31,2022	Dec 31,2022	Dec 31,2021	Dec 31,2022	Dec 31,2022
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	1,829,715	2,509,219	363,801	5,582,422	6,197,446	898,545
Share-based compensation expenses	246,716	265,181	38,448	1,010,013	1,207,581	175,082
Amortization of intangible assets resulting from business acquisitions	—	—	—	11,792.00	—	—

Non-GAAP income from operations	2,076,431	2,774,400	402,249	6,604,227	7,405,027	1,073,627

Net income attributable to Vipshop’s shareholders	1,414,769	2,233,761	323,863	4,681,073	6,298,816	913,243
Share-based compensation expenses	246,716	265,181	38,448	1,010,013	1,207,581	175,082
Impairment loss of investments	217,046	34,347	4,980	414,780	93,904	13,615
Investment loss (gain) and revaluation of investments excluding dividends	984	(257,064)	(37,271)	116,567	(533,826)	(77,397)
Reconciling items on the share of equity method investments(4)	(77,608)	(46,430)	(6,732)	(120,621)	2,965	430
Amortization of intangible assets resulting from business acquisitions	—	—	—	11,792	—	0
Tax effects on non-GAAP adjustments	(1,029)	1,270	184	(101,925)	(232,532)	(33,714)

Non-GAAP net income attributable to Vipshop’s shareholders	1,800,878	2,231,065	323,472	6,011,679	6,836,908	991,259

(4) To exclude the GAAP to non-GAAP reconciling items relating to investment loss (gain) and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,695,489	121,010,371	121,010,371	136,175,112	127,235,048	127,235,048
—Diluted	136,631,560	122,089,636	122,089,636	138,745,022	128,157,304	128,157,304
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	13.27	18.44	2.67	44.15	53.73	7.79
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	13.18	18.27	2.65	43.33	53.35	7.74
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.65	3.69	0.53	8.83	10.75	1.56
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.64	3.65	0.53	8.67	10.67	1.55